Filed Pursuant to Rule 424(b)(3)
Registration No. 333-263798

PROSPECTUS SUPPLEMENT NO. 8

(To Prospectus dated June 1, 2022)

UP TO 19,354,059 SHARES OF COMMON STOCK

ISSUABLE UPON EXERCISE OF WARRANTS

UP TO 96,941,181 SHARES OF COMMON STOCK

UP TO 4,450,000 WARRANTS TO PURCHASE COMMON STOCK

This prospectus supplement supplements the prospectus, dated June 1, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-263798). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 of our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 2, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 19,354,059 shares of our common stock, $0.0001 par value per share (the “common stock”) consisting of (i) 4,450,000 shares of common stock issuable upon the exercise of 4,450,000 warrants (the “private placement warrants”) originally issued in a private placement in connection with the initial public offering (the “IPO”) of Supernova Partners Acquisition Company II, Ltd., a Cayman Islands exempted company (“Supernova”), by the holders thereof, (ii) 8,624,972 shares of common stock issuable upon the exercise of 8,624,972 warrants (the “public warrants” and, together with the private placement warrants, the “warrants”) originally issued in the IPO by holders thereof, and (iii) 6,279,087 shares of common stock issuable upon the exercise of warrants assumed by us and converted into warrants to purchase common stock (the “Rigetti assumed warrants”) in connection with the Business Combination (as defined below). We will receive the proceeds from the exercise of any warrants and any Rigetti assumed warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (the “selling securityholders”) of up to (i) 96,941,181 shares of common stock consisting of (a) 10,251,000 shares of common stock purchased by subscribers at a price of $10.00 per share and 4,390,244 shares of common stock purchased by subscribers at a price of $10.25 per share in private placements pursuant to separate subscription agreements, (b) 8,625,000 shares of common stock (the “Founder Shares”) originally purchased by Supernova Partners II LLC (“Supernova Sponsor”) for $25,000, or for approximately $0.004 per share, in a private placement in connection with the IPO, including 3,059,273 Founder Shares subject to vesting and forfeiture (the “Sponsor Vesting Shares”), (c) 4,450,000 shares of common stock issuable upon exercise of the private placement warrants, (d) 2,446,716 shares of common stock issuable pursuant to the exercise of Rigetti assumed warrants, which Rigetti assumed warrants have a weighted average exercise price of $0.6628 per share, (e) 6,226,065 shares of common stock issuable upon exercise of outstanding options, which have an exercise price of $0.272 per share, (f) 6,288,369 shares of common stock issuable in connection with the vesting and settlement of outstanding restricted stock units, which were assumed by and converted into restricted stock awards for common stock in connection with the Business Combination based on an acquiror share value of $10.00 per share and (g) 54,263,787 shares of common stock issued in connection with the Business Combination as merger consideration at an acquiror share value of $10.00 per share, and (ii) up to 4,450,000 private placement warrants, which were purchased by Supernova Sponsor at a price of $2.00 per warrant. We will not receive any proceeds from the sale of shares of common stock or warrants by the selling securityholders pursuant to this prospectus.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our common stock and public warrants are listed on the Nasdaq Capital Market under the symbols “RGTI” and “RGTIW,” respectively. On December 1, 2022, the last reported sales price of our common stock was $1.16 per share and the last reported sales price of our public warrants was $0.1767 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 16 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 2, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2022

RIGETTI COMPUTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40140	88-0950636
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

775 Heinz Avenue, Berkeley, California	94710
(Address of principal executive offices)	(Zip Code)

(510) 210-5550

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RGTI	The Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	RGTIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

On November 14, 2022, Rigetti Computing, Inc. (the “Company”) filed a Form 8-K (the “Original Form 8-K”) reporting under Item 5.02 the appointment of Rick Danis as the Company’s Interim President and Chief Executive Officer. Compensation arrangements and terms of service for Mr. Danis with respect to such role had not been determined as of the filing of the Original Form 8-K. This Current Report on Form 8-K/A is being filed solely for the purpose of amending the Original Form 8-K to provide a brief description of the letter agreement entered into with Mr. Danis on December 1, 2022, in connection with his appointment as Interim President and Chief Executive Officer. Except as expressly set forth herein, this Current Report on Form 8-K/A does not amend, modify or update the disclosures contained in the Original Form 8-K.

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously reported in the Original Form 8-K, on November 12, 2022 (the “Interim CEO Start Date”), the Company’s board of directors (the “Board”) appointed Rick Danis, the Company’s General Counsel and Corporate Secretary, as Interim President and Chief Executive Officer of the Company, effective as of such date and until a successor Chief Executive Officer has been appointed (the “Interim CEO Period”).

On December 1, 2022, the Company entered into a letter agreement (the “Interim CEO Letter”) with Mr. Danis, governing the terms of his service as the Company’s Interim President and Chief Executive Officer during the Interim CEO Period. During the Interim CEO Period, Mr. Danis’ base salary is increased to $83,333 per month. Mr. Danis is also eligible to receive a one-time bonus in the amount of $67,109.47, provided that, all of the stock options held by Mr. Danis as of the date of the Interim CEO Letter are exercised prior to the three-month anniversary of the date of the Interim CEO Letter.

Under the Interim CEO Letter, subject to the approval of the Board or an authorized committee thereof, Mr. Danis is eligible to receive the following restricted stock unit (“RSU”) awards: (i) a RSU award having a grant date fair value equal to $150,000 following the entry of the Interim CEO Letter (the “Initial RSU Award”); (ii) a RSU award having a grant date fair value equal to $250,000 following the end of the Interim CEO Period (the “End of Term RSU Award”); and (iii) a RSU award having a grant date fair value equal to $50,000 on each monthly anniversary of the Interim CEO Start Date starting with March 12, 2023 (each, an “Additional RSU Award”). Each of such RSU awards will be governed by the Company’s 2022 Equity Incentive Plan and a RSU award agreement adopted thereunder. Subject to Mr. Danis’ continued service with the Company through each applicable vesting date, the Initial RSU Award will vest in three equal monthly installments following the vesting commencement date; the End of Term RSU Award will vest in twelve equal monthly installments following the vesting commencement date; and each Additional RSU Award will fully vest at the end of the month following the applicable vesting commencement date. In the event of a change in control of the Company, the vesting of such RSU awards will be accelerated in full immediately prior to the consummation of such change in control, subject to Mr. Danis’ continued service with the Company through such date.

The foregoing is a summary only and does not purport to be a complete description of all of the terms, provisions and agreements contained in the Interim CEO Letter and is subject to and qualified in its entirety by reference to the complete text of the Interim CEO Letter, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Interim President and Chief Executive Officer Letter Agreement for Rick Danis, dated as of December 1, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 2, 2022

RIGETTI COMPUTING, INC.

By:	/s/ Brian Sereda
Brian Sereda
Chief Financial Officer